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November 30, 2010

Exhibit 8.1

Mainland Resources, Inc.
21 Waterway Avenue, Suite 300
The Woodlands, Texas 77380

Attention:       Nicholas W. Atencio, Chief Executive Officer

Dear Sirs:

Proposed Merger (the "Merger") of Mainland Resources, Inc. ("Mainland") with American Exploration Corporation ("American Exploration")

You have requested our opinion as to certain Canadian federal income tax considerations generally applicable to certain Canadian beneficial owners of American Exploration common shares who exchange such shares for common shares of Mainland pursuant to the Merger, (each such holder, a "Canadian Holder" as such term is defined under the heading "Certain Canadian Federal Income Tax Consequences of the Merger" in the Form S-4 (the "Form S-4") filed on behalf of Mainland with the Securities and Exchange Commission and dated as of the date hereof.

Facts, Statements, Assumptions and Limitations

Factual particulars relevant to our analysis and opinion are described especially under the headings "Summary of the Merger", "Mainland - the Combined Company", "The Merger", "The Merger Agreement", "Dissent Rights", "Information Regarding Mainland". "Description of Mainland Share Capital" and "Information Regarding American Exploration" in the Form S-4. Our opinion expressed herein assumes the truth and accuracy of each fact, statement and assumption, and is subject to each restriction, set out under the headings referenced above, and those referenced in the Form S-4 under "Certain Canadian Federal Income Tax Consequences of the Merger".

In considering this matter we have reviewed such provisions of the Income Tax Act (Canada) (the "Tax Act") and the judicial authorities interpreting those provisions as we have considered necessary, and have reviewed relevant administrative statements and policies and assessing practices of the Canada Revenue Agency. Further relevant assumptions, including assumptions as to the assessing practice of the Canada Revenue Agency, are expressed in the Form S-4 under "Certain Canadian Federal Income Tax Consequences of the Merger". We have also taken into account all proposals to amend the Tax Act publicly announced by the Minister of Finance of Canada, to the date hereof. We have assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no change to any other relevant law or administrative practice, although no assurances can be given in these respects, or with respect to other relevant assumptions.

Opinion

Based on the foregoing, the discussion entitled "Certain Canadian Federal Income Tax Consequences of the Merger" in the Form S-4 constitutes our opinion as to the material Canadian income tax consequences of the Merger to Canadian Holders.

As noted, our opinion is to an extent based on our understanding of relevant governmental policies and assessing practices (which are not law), and on related assumptions. It is possible that the Canada Revenue Agency may take a different approach.

We consent to the reproduction of this opinion letter as an exhibit to the Form S-4 registration statement and to the reference in such registration statement to our opinion letter. We do not authorize the use of this opinion letter by any other person for any other purposes without, in each instance, our prior written consent.

Yours truly,

"Peter Botz"

Peter Botz*
for LANG MICHENER LLP

*Law Corporation